Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2017

Assets

Cash	$	15,213,057
Cash segregated under federal regulations (Note 3)		9,000,000
Receivable from broker-dealers and clearing organizations		19,775,412
Receivable from customers		12,480,237
Receivable from non-customer		436,386
Securities owned, at fair value		138,010,922
Fees receivable, net		43,588,935
Receivable from affiliates		13,537,829
Dividends and interest receivable		79,526
Deferred tax asset		17,495,224
Other assets		5,639,498
Total assets	$	275,257,026

Liabilities and Stockholder's Equity

Liabilities

Payable to broker-dealers and clearing organizations	$	10,803,394
Payable to customers		4,698,075
Payable to parent and affiliates		34,041,466
Dividends and interest payable		26,100
Accrued expenses and other liabilities		18,388,103
Total liabilities		67,957,138

Commitments and contingencies (Note 11)

Stockholder's Equity

Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding		1,564
Additional paid-in capital		613,994,228
Accumulated deficit		(406,695,904)
Total stockholder's equity		207,299,888
Total liabilities and stockholder's equity	$	275,257,026

The accompanying notes are an integral part of these financial statements.